Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX March 26, 2024

RESULTS OF GENERAL MEETING

IperionX Limited (NASDAQ: IPX, ASX: IPX) (“IperionX” or “Company”) advises that a General Meeting of Shareholders was held today, March 26, 2024, at 9.00am (AWST).

The resolutions voted on were in accordance with the Notice of General Meeting previously advised to the Australian Securities Exchange (“ASX”).

All resolutions were decided on and carried by way of a poll.

In accordance with Section 251AA of the Corporations Act 2001 and ASX Listing Rule 3.13.2, the details of the poll and the proxies received in respect of each resolution are set out in the attached summary.

This announcement has been authorized for release by the Company Secretary.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

www.iperionx.com

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

IperionX Limited
General Meeting
March 26, 2024

Resolution	Number of Proxy Votes				Number of Votes cast on the Poll			Result
	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain
1. Ratify the Issue of Shares under the Placement	11,504,256	145,783	40,000	54,573,720	11,781,728 (98.78%)	145,783 (1.22%)	54,573,720	Carried on vote by poll
2. Issue of RSUs to Mr Todd Hannigan	59,992,524	5,723,353	40,000	507,882	60,032,524 (91.30%)	5,723,353 (8.70%)	745,354	Carried on vote by poll
3. Issue of RSUs to Mr Anastasios Arima	56,001,920	5,717,953	40,000	4,498,886	56,041,920 (90.74%)	5,717,953 (9.26%)	4,736,358	Carried on vote by poll